                                                                      EXHIBIT 99



                       RACI Holding, Inc. and Subsidiaries
          Reconciliation of Income (Loss) from Operations to EBITDA (A)
                              (Dollars in Millions)


                                                      ---------------------------------------------
                                                                        Unaudited
                                                      ---------------------------------------------
                                                      Quarter Ended June 30,  Year-to-Date June 30,
                                                      ----------------------  ---------------------
                                                        1998        1997        1998        1997
                                                      -------     -------     -------     -------
Net Income (Loss) from Operations (A)                 $   4.6     $  (1.0)    $   8.3     $  (2.3)

      Interest Expense                                    5.3         6.6        10.4        12.7
      Provision (Benefit) for Income Taxes                2.8        (0.5)        5.3        (1.0)
      Depreciation and Amortization (B)                   3.9         3.7         7.8         7.4
      Other Non-cash Charges (C)                         (0.4)        --          0.4         --
      Nonrecurring and Restructuring Expense (D)          0.2         0.7        (0.2)        0.8
                                                      -------     -------     -------     -------
      Total                                              11.8        10.5        23.7        19.9
                                                      -------     -------     -------     -------

      EBITDA                                          $  16.4     $   9.5     $  32.0     $  17.6
                                                      =======     =======     =======     =======


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, non-cash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non-cash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $0.5 and $0.4 for the quarter, and $0.9 and $0.9 for the year-to-date periods ended June 30, 1998 and 1997, respectively, which is included in interest expense.

(C) Non-cash charges for the quarter ended June 30, 1998 consist of $0.5 reversal of pension accrual and $0.1 loss on disposal of assets. Non-cash charges for the six months ended June 30, 1998 consist of a $0.2 pension accrual and $0.2 for loss on disposal of assets.

(D) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of $0.4 write-down of restructuring accrual and $0.2 accrual for nonrecurring legal expense in 1998 and $0.8 of unusual and nonrecurring charges for 1997.